Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 12, 2010

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INVITATION

BARCLAYS RETIREMENT

INCOME NOTESTM

Tuesday, August 17, 2010

1:00pm EDT

Overview

Please join the Barclays Capital Advisor Solutions and Rates Structuring teams for an overview of Barclays Retirement Income NotesTM. The Barclays Retirement Income Notestm suite of products seeks to provide a cost- efficient, transparent, and flexible alternative for generating retirement income. These products are targeted at RIA clients who have moved from accumulation (maximizing asset growth) to decumulation (optimizing spend-down of assets to cover expenses).

• Efficiency: Level-Pay Notes pay $100 per note every month until a fixed end date; Inflation-Indexed Level- Pay Notes pay $100+inflation per note every month until a fixed end date. These notes allow people to manage cash flow in terms of a monthly stream of payments, and the up-front cost for a given stream of income may be less expensive than many alternatives.

• Transparency: Barclays intends to issue a new set of RI Notes each month, and publish indicative cash bid values for all previously issued RI NotesTM, on a dedicated website: www.barcao.comlRlNotes.*

• Flexibility: The notes are securities, and the owner retains control. So although they are intended to be held to maturity, if the owner ever encounters unforeseen circumstances, they may be able to sell the securities for cash (subject to market conditions).

Dial-In Information

Conference ID: 93363567

USlCanada Dial-In: +1 866 394 5825

Team Members

Raina Mathur, Advisor Solutions

Pradeep Jhanjee, Head of Rates Structuring Americas

Introducing

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Leo Clark, Rates Structuring Americas t Confirm Attendance

). About Level-Pay Notes

,S. About Inflation-Indexed Level Pay Notes

Add to Outlook

* Barclays does not guarantee a market for RI Notes will exist and, depending on market conditions, you may not be able to sell your RI Notes. If you sell your Rt Notes prior to maturity, you may have to sell them at a substantial loss.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated Febmary 10, 2009, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.ciov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1 BBB 227 2275 (extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US lnvSol Support, NewYork, NY 10019.

© 2010 Barclays Bank PLC. All rights reserved.

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